SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C.
155
SECTION


03025835

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15 (D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7283

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

REGAL-BELOIT CORPORATION PERSONAL SAVINGS PLAN
200 STATE STREET
BELOIT, WISCONSIN 53511

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGAL-BELOIT CORPORATION
200 STATE STREET
BELOIT, WI 53511

REQUIRED INFORMATION

Regal-Beloit Corporation Personal Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2001 and 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by this reference.

CR

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION PERSONAL SAVINGS PLAN

By: REGAL-BELOIT CORPORATION Personal Savings Plan Administrative Committee and Plan Administrator.



Kenneth F. Kaplan

June 27, 2003



Fritz Hollenbach

June 27, 2003

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-25233 of Regal-Beloit Corporation on Form S-8 of our report dated June 13, 2003, appearing in this Annual Report on Form 11-K of Regal-Beloit Corporation Personal Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin

June 26, 2003

REGAL-BELOIT CORPORATION PERSONAL SAVINGS PLAN

Financial Statements as of and for the Years Ended December 31, 2002 and 2001, Supplemental Schedule as of December 31, 2002 and Independent Auditors' Report

REGAL-BELOIT CORPORATION
PERSONAL SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-4496

Tel: (414) 271-3000
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
Regal-Beloit Corporation Personal Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Regal-Beloit Corporation Personal Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 13, 2003

REGAL-BELOIT CORPORATION
PERSONAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Investments, at fair value:		
Mutual Funds	$ 10,868,490	$ 13,662,874
Common Collective Trust	6,943,499	6,692,276
Investment in Master Trust	5,469,309	6,079,206
Participant loans	1,080,064	999,717
Cash	459	-
Total investments	24,361,821	27,434,073
Receivables:		
Participants' contributions	19,573	19,397
Employer contributions	-	6,628
Accrued interest and dividends	32,689	36,633
Due from brokers	16,237	35,742
Total receivables	68,499	98,400
Total assets	24,430,320	27,532,473
LIABILITIES		
Due to brokers	16,146	-
Accrued administrative fees	3,100	3,100
Total liabilities	19,246	3,100
NET ASSETS AVAILABLE FOR BENEFITS	$24,411,074	$27,529,373

See notes to financial statements.

REGAL-BELOIT CORPORATION
PERSONAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Contributions:		
Employer contributions	$ -	$ 6,628
Participant contributions	2,026,359	2,107,005
Participant rollovers	2,180	114,973
Transfers from other company plans	58,324	-
Total contributions	2,086,863	2,228,606
Investment (loss) income:		
Interest and dividends	538,647	567,440
Net (depreciation) appreciation in fair value of investments	(3,002,768)	693,122
Total investment (loss) income	(2,464,121)	1,260,562
Net (reductions) additions	(377,258)	3,489,168
DEDUCTIONS:		
Benefits paid to participants	2,692,386	1,516,069
Administrative fees	31,149	33,290
Transfers to other company plans	17,506	-
Total deductions	2,741,041	1,549,359
NET (DECREASE) INCREASE	(3,118,299)	1,939,809
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	27,529,373	25,589,564
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$24,411,074	$27,529,373

See notes to financial statements.

1. DESCRIPTION OF PLAN AND FUNDING POLICY

The following description of the Regal-Beloit Corporation Personal Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General - The Plan is a defined contribution plan which allows eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code (the "IRC"). The Plan covers substantially all employees of Regal-Beloit Corporation (the "Company") with at least six months of service with the Company and who are not covered by a collective bargaining agreement.

Plan Administration - Marshall & Ilsley Trust Company (the "Trustee") is trustee, custodian, and recordkeeper of the Plan. The Plan is administered by the administrative committee, which is appointed by the Board of Directors of the Company.

Contributions - Eligible employees can contribute an amount up to 15% of compensation as defined by the Plan, subject to certain limitations under the IRC. Effective January 1, 2002, the Plan was amended to allow "catch-up" contributions for those participants age 50 and over, in addition to the maximum deferral amount. The maximum deferral amount was increased to 100% effective January 1, 2002, subject to certain limitations under the IRC. As defined by the Plan, the Company provided a matching contribution for eligible Maxton division employees equal to 3% of each participant's contribution for 2001. Effective June 1, 2002, the Maxton division matching contribution was eliminated and no employer contributions were made to the Plan for 2002.

The Plan also provides for discretionary Company contributions subject to the Board of Director's authorization to be allocated to an individual participant's account based on the proportion of the participant's compensation to the total compensation of all participants. The Board did not authorize any discretionary contributions in 2002 or 2001.

Vesting - Participants at all times have a fully vested interest in their individual, Company matching and discretionary contribution accounts.

Benefit Payments - Distributions of participants' accounts are made in lump-sum amounts upon normal retirement from the Company, upon the death of the participant or upon termination of employment. Withdrawals for financial hardship can be made in accordance with certain governmental regulations.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - For the period January 1, 2001 through September 30, 2002, participants of the Plan could direct their contributions in ten percent increments into the following funds held by the Trustee: M&I Stable Principal Fund, Marshall Large-Cap Growth and Income Fund, Regal-Beloit Corporation Master Trust, Marshall Intermediate Bond Fund, Fidelity Balanced Fund and Strong Opportunity Fund. This election could be changed on any business day, but only once per calendar quarter.

Effective October 1, 2002, participants are able to change their investment options in 10% increments, 12 times per quarter. The Marshall Intermediate Bond Fund, Fidelity Balanced Fund, and Marshall Large Cap Growth & Income Fund were removed from the investment options, and the following investment options became available to participants: Pimco Funds Total Return Fund, Dodge & Cox Balanced Fund, Vanguard Index 500 Fund, AIM Basic Value Fund Class A, Baron Asset Fund - Growth & Income Fund, Templeton Foreign Fund and ABN AMRO/Chicago Cap Growth Fund Class N.

Participant Loans - The Plan permits a participant to borrow from his or her individual account an amount limited to 50% of the vested account balance for participants up to $50,000. The minimum loan amount is $1,000. Interest at prevailing market rates (ranging from 4.25% to 11.0% as of December 31, 2002) is charged on the loan, but is credited as income to the individual participant's account. Only one loan is allowed at any one time, and the maximum term is five years, unless the loan is used for the acquisition of the participant's primary residence, for which the term of the loan may be extended beyond the five year period.

Plan Termination - The Company may terminate the Plan at any time. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting.

Investments - Investment purchases and sales are recorded on trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Benefit Payments - Benefit payments to participants are recorded when paid. There were no amounts payable to participants who elected to withdraw from the Plan but had not been paid at December 31, 2002 and 2001.

Use of Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of investment income and expenses during the reporting periods. Actual results could differ from these estimates.

Net (Depreciation)Appreciation in Fair Value of Investments - Net realized and unrealized (depreciation) appreciation is recorded in the accompanying statements of changes in net assets available for plan benefits as net (depreciation) appreciation in fair value of investments.

Administrative Expenses - The Plan pays all administrative expenses.

3. INVESTMENTS

Investments are stated at fair value except for the M&I Stable Principal Fund (see Note 5) as determined by the Trustee by reference to published market data. The Plan provides for investment in a common collective fund, mutual funds and Company stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2002 and 2001. All investments are participant directed.

	December 31,	
	2002	2001
Strong Opportunity Fund, 153,740 and 172,431 shares, respectively	$4,412,351	$6,774,806
M&I Stable Principal Fund*, 6,943,499 and 6,692,276 shares, respectively	6,943,499	6,692,276
Regal-Beloit Corporation Master Trust*, 236,749 and 254,040 units, respectively	5,469,309	6,079,206
Marshall Large-Cap Growth and Income Fund*, -0- and 220,264 shares, respectively	-	3,008,804
Fidelity Balanced Fund, -0- and 177,530 shares, respectively	-	2,645,199
ABN AMRO/Chicago Cap Growth Fund Class N, 83,076 and -0- shares, respectively	1,501,187	-
Dodge & Cox Balanced Fund, 38,768 and -0- shares, respectively	2,355,151	-
Pimco Funds Total Return Fund, 150,158 and -0- shares, respectively	1,602,181	-

*Represents party-in-interest.

During 2002 and 2001, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2002	2001
Net (depreciation) appreciation in fair value of investments:		
Mutual Funds	$(2,860,390)	$(841,080)
Master Trust	(142,378)	1,534,202
Net (depreciation) appreciation in fair value of investments	$(3,002,768)	$ 693,122

4. INVESTMENT IN MASTER TRUST

The Plan's investment in Company stock is commingled with the investment in Company stock of four other Company plans into the Regal-Beloit Corporation "RBC" Master Trust (the "Master Trust"). Investments of the Master Trust are carried at fair value as determined by the Trustee through reference to published data. Fees and expenses relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's proportionate share of Master Trust assets. Earnings and market adjustments relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's specific share of Master Trust assets.

The assets of the Plan are commingled and are segregated in the accounts of the Master Trust. The fair value of the assets held in the Master Trust as of December 31, 2002 and 2001 is as follows:

	2002	2001
Regal-Beloit Corporation Common Stock	$11,484,443	$12,938,147
Marshall Money Market Fund	214,748	151,880
Accrued income	-	70,150
Total assets of the Master Trust	$11,699,191	$13,160,177

Allocations of assets of the Master Trust to participating plans as of December 31, 2002 and 2001 are as follows:

	2002		2001	
	Amount	Percent	Amount	Percent
Regal-Beloit Corporation Personal Savings Plan	$ 5,469,309	46.75 %	$ 6,079,206	46.19 %
Regal-Beloit Corporation Profit Sharing Plan	4,573,491	39.09	5,353,836	40.68
Regal-Beloit Corporation Savings and Protection Plan	663,052	5.67	652,179	4.96
Marathon Electric Salaried Employees' 401(k) Savings Plan	798,430	6.82	826,793	6.28
Marathon Electric 401(k) Savings Plan	194,905	1.66	248,163	1.89
Leeson Electric 401(k) Savings Plan	4	0.01	-	-
Total Assets of the Master Trust	$11,699,191	100.00 %	$13,160,177	100.00 %

At December 31, 2002 and 2001, the RBC Master Trust held 554,804 and 593,493 shares of Regal-Beloit Corporation Common Stock, respectively.

RBC Master Trust income (loss) for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Investment (loss) income:		
Interest and dividend income	$ 210,443	$ 301,031
Net (depreciation) appreciation in fair value of Regal-Beloit Corporation common stock	(468,464)	3,039,231
Total RBC Master Trust (loss) income	$ (258,021)	$ 3,340,262

5. GUARANTEED INVESTMENT CONTRACTS

The Plan invests in the M&I Stable Principal Fund. The M&I Stable Principal Fund consists of guaranteed investment contracts and synthetic guaranteed investment contracts, which are fully benefit-responsive. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company, which approximates fair value. The crediting interest rates reset daily. The crediting interest rates for the investment contracts as of December 31, 2002 and 2001 were 4.94% and 5.55%, respectively. The average yield of the investment contracts for the years ended December 31, 2002 and 2001 was 4.94% and 5.55%, respectively. There are no limitations or guarantees on the contracts.

6. INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by the Trustee. The Trustee received an opinion letter from the Internal Revenue Service (IRS), dated November 27, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

7. RELATED PARTY TRANSACTIONS

Plan assets are invested in mutual funds (prior to October 1, 2002) and a common collective fund managed by the Trustee. In addition, the Plan's Master Trust invests in securities of the Company. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

8. SUBSEQUENT EVENTS

The following amendment was made to the Plan subsequent to December 31, 2002:

- Effective January 1, 2003, the Company instituted an employer match equal to 50% of the first 3% of a participant's deferral. The employer contribution is subject to a 3 year cliff vesting schedule, based on date of hire.

9. RECONCILIATION OF NET ASSETS TO FORM 5500

The following table reconciles the statements of net assets available for benefits and the statements of changes in net assets available for benefits to the Form 5500.

	December 31,	
	2002	2001
Net Assets Per Modified Cash Basis Form 5500	$24,394,601	$27,506,448
Contributions Receivable	19,573	26,025
Accrued Administrative Fees	(3,100)	(3,100)
Net Assets Per Statement of Net Assets Available for Benefits	$24,411,074	$27,529,373

	Year Ended December 31,	
	2002	2001
Contributions per Modified Cash Basis Form 5500	$2,052,118	$2,283,942
Changes in Contributions Receivable	(6,452)	(55,336)
Contributions Per Statement of Changes in Net Assets Available for Benefits	$2,045,666	$2,228,606

* * * * * *

SUPPLEMENTAL SCHEDULE

FURNISHED PURSUANT TO

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

REGAL-BELOIT CORPORATION
PERSONAL SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

Description		Fair Value
Strong Funds	Strong Opportunity Fund	$ 4,412,351
AIM	AIM Basic Value Fund Class A	100,359
Regal-Beloit Stock Fund*	Regal-Beloit Corporation Master Trust	5,469,309
Baron	Baron Asset Growth/Income Fund	87,005
ABN AMRO	Chicago Cap Growth Fund Class N	1,501,187
Dodge & Cox	Balanced Fund	2,355,151
Templeton	Foreign Funds	12,755
Vanguard	Index TR 500 Portfolio	797,501
Pimco	Total Return Fund	1,602,181
Marshall & Ilsley*	Stable Principal Fund	6,943,499
Loans to participants*	Loans (interest rates ranging from 4.25% to 11%)	1,080,064
Marshall & Ilsley*	Cash	459
TOTAL ASSETS HELD FOR INVESTMENT		$24,361,821

* Represents party-in-interest.